

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2002

RADA ELECTRONIC INDUSTRIES LIMITED

(Name of Registrant)

7 Giborei Israel Street, Netanya 42504, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

1. Rada Electronic Industries Ltd. Press Release dated April 30, 2002.

Item 1

Press Release

SOURCE: RADA Electronic Industries Ltd.

RADA to Provide Lockheed Martin Aeronautics With 'Flight Data Recorder Processing, Evaluating and Reporting of FORce Management Data Software (PERFORMS)' for the F-16 Aircraft Support Deal Valued for 2002 About $500,000

NETANYA, Israel, April 30 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - news) announced that Lockheed Martin Aeronautics, located in Fort Worth, TX, has contracted RADA for the development of an Aircraft Structural Integrity Program (ASIP) Flight Data Recorder Processing, Evaluating and Reporting of FORce Management Data Software (PERFORMS) in Support of the F-16 aircraft.

ASIP is a joint program for all F-16 users, headed by the USAF. Lockheed Martin Aeronautics in turn has contracted RADA to support them with this development effort.

This is the second year of this effort for which RADA has been under contract by Lockheed Martin Aeronautics, as part of a long-term development effort that is supposed to last till 2005-2006.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the commercial and military aerospace industries. The company specializes in Avionics, Data Acquisition Systems, Ground Debriefing Stations and Automatic Test Equipment. RADA employs 100 people, many of them are engineers. Most of the employees work in the company's production plant in Beit She'an, Israel.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact: ADAR AZANCOT - C.E.O.
RADA Electronic Industries
Tel: 011-972-9-892-1109

SOURCE: RADA Electronic Industries Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By: /s/Herzle Bodinger
Herzle Bodinger, Chairman

Date: May 6, 2002